

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 17, 2015

Richard Chiang
Chief Executive Officer
Andes 7 Inc., Andes 8 Inc., and Andes 9 Inc.
460 Brannan Street Suite 78064
San Francisco, CA 94107

>   **Re: Andes 7 Inc.**
>   **Form 10-12(g)**
>   **Filed August 7, 2015**
>   **File No. 000-55491**
>
>   **Andes 8 Inc.**
>   **Form 10-12(g)**
>   **Filed August 7, 2015**
>   **File No. 000-55492**
>
>   **Andes 9 Inc.**
>   **Form 10-12(g)**
>   **Filed August 7, 2015**
>   **File No. 000-55493**

Dear Mr. Chiang:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Lisa M. Kohl for
>
>   Mara L. Ransom
>   Assistant Director
>   Office of Consumer Products